SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

SURO CAPITAL CORP.

(Name of Subject Company (Issuer))

SURO CAPITAL CORP.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

86887Q109

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Mark D. Klein

Chief Executive Officer and President

SuRo Capital Corp.

640 Fifth Avenue

12th Floor

New York, NY 10019

(212) 931-6331

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copies to:

Steven B. Boehm, Esq.

Payam Siadatpour, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, N.W.

Washington, D.C. 20001

202-383-0100

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-I (this “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 20, 2024 by SuRo Capital Corp. (the “Company,” “our,” “we,” or “us”), to purchase for cash up to 2,000,000 shares of the Company’s common stock, par value $0.01 per share, at a price per share of not less than $4.00 and not more than $5.00 in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 20, 2024 (as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Tender Offer.”

The purpose of this Amendment No. 1 is to amend and supplement the Offer to Purchase to incorporate by reference the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 14, 2024. Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in this Schedule TO-I, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO-I, the Offer to Purchase, and the Letter of Transmittal.

Items 1 through 11.

Item 11(a) is hereby amended and supplemented as follows:

The “Additional Information” section of the Offer to Purchase is hereby amended to incorporate by reference the Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 14, 2024.

Item 12(b). Filing Fee.

Filing Fee Table

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2024

SURO CAPITAL CORP.

/s/ Mark D. Klein
Name: Mark D. Klein
Title: Chief Executive Officer and President